Exhibit 21.1

Subsidiaries of the registrant are as follows:

State or Other Jurisdiction of Incorporation or Organization

Boise Cascade Finance Corporation	Delaware
Stack Rock Capital, L.L.C.	Delaware
Boise Cascade Wood Products, L.L.C.	Delaware
Louisiana Timber Procurement Company, L.L.C.	Delaware
Boise Cascade Wood Products Holdings Corp.	Delaware
Boise Cascade Corporation Chile S.A.	Chile
BC Chile Investment Corporation	Delaware
Compania Industrial Puerto Montt S.A.	Chile
Boise AllJoist LTD.	Canada
Boise Engineered Wood Products Limited	United Kingdom
Boise Cascade Taiwan Limited	Taiwan
Boise Cascade Building Materials Distribution, L.L.C.	Delaware